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                             July 29, 2022

       Avner Applbaum
       Chief Financial Officer
       Valmont Industries, Inc.
       15000 Valmont Plaza
       Omaha, Nebraska 68154

                                                        Re: Valmont Industries,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 25, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-31429

       Dear Mr. Applbaum:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 25, 2021

       General

   1. We note that you provided more expansive disclosure in your Sustainability Report and
                                                        Sustainability Annex
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your Sustainability Report and Sustainability Annex.
       Risk Factors, page 10

   2. We note your risk factor disclosure on page 18 related to regulatory and business developments regarding
climate change. Please revise to disclose the material effects of transition risks
related to climate change that may affect your business, financial condition, and results
of operations, such as policy and regulatory changes that could impose operational and
compliance burdens, market trends that may alter business
                                                        opportunities, credit
risks, or technological changes.
 Avner Applbaum
FirstName  LastNameAvner Applbaum
Valmont Industries, Inc.
Comapany
July       NameValmont Industries, Inc.
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
3. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

4. It appears you have identified climate-related projects in your Sustainability Report and
         Sustainability Annex, such as projects related to reducing emissions. Tell us about past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future expenditures as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions that competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
             decreased agricultural production capacity of your customers in areas affected by drought or other weather-related changes; and
             any weather-related impacts on the cost or availability of insurance.
         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your repose.
7. We note your disclosure on page 15 regarding potentially significant expenditures in the future to comply with environmental laws. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and provide us with additional detail regarding increased amounts expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. As part of your response, include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for future periods.
 Avner Applbaum
Valmont Industries, Inc.
July 29, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



FirstName LastNameAvner Applbaum                          Sincerely,
Comapany NameValmont Industries, Inc.
                                                          Division of
Corporation Finance
July 29, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName